UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

ALBEMARLE CORPORATION
(Exact name of registrant as specified in its charter)

Virginia	001-12658	54-1692118
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)
4250 Congress Street, Suite 900, Charlotte, North Carolina 28209
(Address of principal executive offices, including Zip Code)
Karen G. Narwold, Esq. (980) 299-5700
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

x	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1 – Conflict Minerals Disclosure
In order to comply with Rule 13p-1 (17 CFR 240.13p-1) under Section 13(p) of the Securities Exchange Act of 1934, as amended, Albemarle Corporation (the “Company”) submits this §249b.400 Form SD, specialized disclosure report (“Form SD”). As defined in Form SD, the term “conflict mineral” means columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten.
The Company has determined that tungsten (in the form of tungstic acid) is a conflict mineral which is necessary to the functionality or production of certain refinery catalyst solutions manufactured by the Company.
The Company has conducted a good faith reasonable country of origin inquiry with respect to the tungsten used in its catalysts for 2019. Based on this country of origin inquiry, the Company has no reason to believe that any of the tungsten necessary to the functionality or production of such catalysts manufactured by the Company in 2019 originated in the Democratic Republic of the Congo or any adjoining country (as defined in Form SD).
In order to make its determination with respect to the country of origin of its tungsten, the Company undertook the following inquiry:

•Identified all suppliers of tungsten to the Company (two suppliers);
•Requested that each of the two tungsten suppliers complete and return a survey based on the Responsible Minerals Initiative's ("RMI") Conflict Minerals Reporting Template, which is a standardized reporting template developed by RMI to facilitate the transfer of information through the supply chain regarding mineral country of origin and smelters and refiners being utilized;
•In each case, the supplier's responses represented that it is the smelter of the tungsten and it is a conflict-free smelter; and
•We further validated this representation by cross-referencing the names of the two suppliers with RMI's latest list of conflict-free smelters.
This conflict minerals disclosure is available on the Company’s website at www.albemarle.com. The information contained on the website is not incorporated by reference into this Form SD and should not be considered part of this Form SD.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ALBEMARLE CORPORATION

Date: May 26, 2020	By:	/s/ Karen G. Narwold
Executive Vice President, Chief Administrative Officer and Corporate Secretary